Exhibit 99.24

Canopy Growth Corporation Reports Fourth Quarter and Fiscal Year 2017 Financial Results and Positioning for 2018

Development of regulated legal cannabis markets in Canada and abroad just beginning in areas of consumer products, distribution, research and vertical integration

With launch of “Amazon-like” Tweed Main Street online store and significant investment in fulfillment, shipping and transactional IT system capabilities, Company is readying to lead online order/direct delivery backbone of Canadian cannabis market in 2018 and beyond

Consumers will demand access to wide variety of branded, consistent cannabis-based consumer packaged goods; systems of medical insurance coverage require medicinal defined products with clinically proven efficacy

Company’s expansion into developing medical cannabis markets abroad, under the Spectrum brand, to accelerate; Canopy-Health Innovations and Company to drive development and commercialization of cannabis-based medical therapies targeting large global markets

Platform expansion for volume and brands driven by Company and Canopy Rivers

SMITHS FALLS, ON, June 27, 2017 /CNW/ - Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or “the Company”) today released its financial results for the fourth quarter and fiscal year 2017, the period ended March 31, 2017. All financial information in this press release is reported in Canadian dollars, unless otherwise indicated.

Consolidated financial results include the accounts of the Company, its wholly owned, Licensed Producer (“LP”) subsidiaries Tweed Inc. (“Tweed”), Tweed Farms Inc. (“Tweed Farms”), and Bedrocan Canada Inc. (“Bedrocan Canada”) for the three and twelve months ended March 31, 2017, its wholly-owned subsidiary Mettrum Health Corp. (“Mettrum”) for the two months ended March 31, 2017 and its investments in affiliates.

Fiscal Year 2017 Highlights

•	Revenue of $39.9 million; an increase of 214% over fiscal year 2016 revenues of $12.7 million

•	Sold 5,139 kilograms and kilogram equivalents; a 203% increase over fiscal year 2016

•	Harvested 10,837 kilograms compared to 6,029 kilograms in fiscal year 2016, representing an 80% increase

•	Adjusted Product Contribution[1] in the fiscal year 2017 was $25.2 million or 63% of revenue. In the comparative period last year, the Adjusted Product Contribution was $8.1 million or 64% of revenue

•	Adjusted EBITDA[2] amounted to a loss of $17.0 million compared to an Adjusted EBITDA loss of $14.1 million in fiscal year 2016

•	Acquired Mettrum; adding multiple ACMPR licenses, the sector’s second largest patient base and the Spectrum colour based cannabis strain categorization system

•	Initiated international expansion with investments in Australia, Brazil and Germany; Company subsidiaries exported medicinal cannabis to Germany and Brazil

•	$101.8 million in cash and cash equivalents at year end

Fourth Quarter Fiscal 2017 Highlights

•	Revenue of $14.7 million; a 50% increase over third quarter fiscal year 2017 and a 191% increase over the prior year’s quarter

•	Average sales price per gram was $8.03 as compared to $7.36 in the third quarter of fiscal year 2017 and $7.16 in the prior year’s quarter

•	Sold 1,740 kilograms and kilogram equivalents; a 40% and 149% increase over the third quarter fiscal year 2017 and prior year’s quarter, respectively

•	Adjusted Product Contribution[1] was $9.6 million or 66% of revenue as compared to an Adjusted Product Contribution of $3.2 million and 63% of revenue in the same quarter of last year, and 68% for the third quarter of fiscal 2017

•	Sales and Marketing and G&A expenses continued the trend of decreasing as a percentage of sales

•	Adjusted EBITDA[2] amounted to a loss of $5.3 million compared to an Adjusted EBITDA loss of $4.4 million in the prior year’s quarter

Subsequent to Fiscal Year 2017

•	Launched Tweed Main Street, a sector first, single online marketplace that enables registered patients to purchase medicinal cannabis from multiple producers across numerous brands

•	Announced Tweed’s curated CraftGrow line, which will bring high quality cannabis grown by a diverse set of producers to Tweed Main Street customers

•	Launched the sale of encapsulated cannabis oil softgels on June 19, 2017

•	Announced the commitment of $20 million in funding for new subsidiary, Canopy Rivers Corporation and subsequent closing of an offering that raised aggregate gross proceeds of $36.2 million

•	Unveiled international medical brand, Spectrum Cannabis, that will serve as the Company’s physician and patient-facing identity in strictly medical markets outside North America

•	Indoor production facility in Smiths Falls and greenhouse in Niagara-on-the-Lake received Good Manufacturing Practice (“GMP”) certifications

•	Six additional grow rooms licensed at Smiths Falls, Ontario Facility, increasing flowering space by 33%; industrial cannabis oil extraction system now operational, system capable of producing as much oil in approximately one month as the Company has produced since extraction activities commenced in November 2015

•	Expansion at Bowmanville, Ontario facility completed and licensed, adding 200% more capacity

“Continued investment and the execution of unique, market driven business strategies have firmly positioned Canopy to address the legal adult recreational market that is set to open in Canada in 2018 and expand into federally-legal markets around the world,” said Bruce Linton, Chairman

& CEO.

Added Linton, “With a patient base that has more than doubled over the past year, to over 58,000, we have scaled up operations in all areas, including cultivation capacity, information technology, quality assurance, fulfillment and customer care. The development of Tweed Main Street, our new online store, which brings the products of our many leading brands under one roof, delivers a shopping experience that consumers frankly expect. Investment in partnerships and product development have delivered a variety of products to our customers, including most recently softgels, produced under GMP conditions. Developing the playbook that has secured our lead in the Canadian market has been a warm up exercise for the opportunity that lies ahead. Our expansion into developing medical cannabis markets, with established products and procedures under the Spectrum brand, has begun in Germany and Chile.”

“We will continue to invest in our business, to bring more capacity and more permitted products to more customers in more markets, all with a view to increasing market share and maximizing shareholder return in the long term. We strongly believe that continuing to invest in our industry leadership position, strategically trading off short-term profitability for long term value, is the right decision for shareholders, patients and our communities,” concluded Linton.

Fourth Quarter and Fiscal Year 2017 Revenue Review

Revenue for the fourth quarter fiscal 2017 was $14.7 million, a 50% increase over the third quarter fiscal 2017 in which revenue was $9.8 million and an increase of 191% over the prior year period in which revenue was $5.0 million.

Revenue in the fiscal year 2017 totaled $39.9 million, an increase of 214% over fiscal year 2016 when revenue was $12.7 million.

Fourth Quarter and Fiscal Year 2017 Product Sales Review

During the fourth quarter fiscal 2017, Canopy Growth sold 1,740 kilograms and kilogram equivalents at an average price of $8.03 per gram, up from 700 kilograms and kilogram equivalents at an average price of $7.16 per gram during the prior year period.

During the fiscal year 2017, the Company has sold 5,139 kilograms and kilogram equivalents at an average price of $7.40 per gram compared to 1,696 kilograms and kilogram equivalents at an average price of $7.34 per gram in the same period last year.

Fourth Quarter and Fiscal Year 2017 Gross Margin Review

The IFRS reported gross margin was $1.4 million, or 10% of revenue, for the three month period ended March 31, 2017. In the comparative period ended March 31, 2016, the IFRS gross margin was $2.7 million or 53% of revenue.

During the fourth quarter of fiscal 2017, management developed a plan to sell Sun Grown inventory at a reduced price commencing in the first quarter of fiscal 2018 which resulted in an expense to revalue the Tweed Farms “Sun-Grown” inventory which was recognized in the fourth quarter of fiscal 2017. The fourth quarter gross margin was primarily impacted by taking into account the new pricing introduced subsequent to year-end for Tweed Farms Sun Grown strains, which are sold, in many cases, at a discount to similar strains sold under the Tweed brand.

The IFRS gross margin was $37.6 million, or 94% of revenue, for the twelve month period ended March 31, 2017. In the comparative period ended March 31, 2016, the gross margin on the same basis was $19.0 million or 150% of revenue. Gross margin includes the unrealized gains on changes in fair value of biological assets.

Fourth Quarter and Fiscal Year 2017 Adjusted Product Contribution Review

The Company’s “Adjusted Product Contribution“1 is a Non-GAAP metric used by management which adjusts the reported gross margin by excluding the fair value measurements as required by IFRS and measures the cost of sales for the grams actually sold in the period. Management believes this measure provides useful information as it reflects the gross margin based on the Company’s weighted average cost per gram from seed to sale against the grams sold.

The Adjusted Product Contribution in the fourth quarter of fiscal 2017 was $9.6 million, or 66% of revenue compared to $3.2 million, or 63% of revenue in the comparison period last year. For fiscal 2017, the Adjusted Product Contribution was $25.2 million, or 63% of revenue compared to $8.1 million or 64% of revenue in the prior year period.

Fourth Quarter and Fiscal Year 2017 Operating Expense Review

Sales and marketing expenses in the fourth quarter fiscal 2017 were $4.1 million, or 28% of revenue, including two months of Mettrum operations amounting to an increase of $1.0 million, non-cash share-based compensation of $0.1 million related to previously issued escrowed shares, and higher patient assistance payments of $0.5 million. In comparison, sales and marketing expenses were $2.4 million or 48% of revenue in the same period last year.

Sales and marketing expenses in the fiscal year 2017 were $13.0 million or 32% of revenue compared to sales and marketing expenses of $5.7 million or 45% of revenue in the prior year period. Sales and marketing expenses in the fiscal year 2017 include two months of Mettrum operations amounting to an increase of $1.0 million, a full year of Bedrocan Canada operations, whereas the comparative period included only six months of operation, amounting to an increase of $0.8 million, non-cash, share based compensation of $1.3 million related to previously issued escrowed shares and $1.8 million in higher patient assistance payments directly attributed to patient growth. Also included are higher staff levels, costs associated with the Company’s medical outreach program, branding programs and the expanding client care center.

General and Administrative (“G&A”) expenses in the fourth quarter fiscal 2017 and 2016 were $5.9 million and $2.6 million, respectively. G&A expenses, as a percentage of revenue, continued a downward trend, decreasing from 51% in the fourth quarter fiscal 2016 to 40% of revenue in the fourth quarter fiscal 2017. These costs include two months of Mettrum operations amounting to an increase of $1.7 million and higher employee compensation related expenses due to increased staff levels. G&A expenses during the quarter also included extensive use of consultants and advisory services while expanding and commercializing the Company’s operations, facility costs, compliance costs associated with meeting Health Canada requirements, as well as other public company related expenses including related professional fees.

G&A expenses in the fiscal year 2017 were $16.9 million or 42% or revenue. In comparison, G&A expenses were $8.2 million or 64% of revenue, in the same period last year. The increase in G&A expenses over the year ended March 31, 2017 reflects the Company’s growth and building of commercial capacity and capability. These costs include two months of Mettrum operations, amounting to an increase of $1.7 million, a full year of Bedrocan Canada operations, amounting to an increase of $1.3 million over the prior year period, and higher finance charges such as credit card payment processing fees of $0.6 million. G&A expenses during the year ended March 31, 2017 also included higher employee compensation related expenses due to increased staff levels and extensive use of consultants, legal and advisory services in acquisition-related activities and in expanding and commercializing the Company’s operations and facility costs at Tweed, Tweed Farms and Bedrocan Canada. In addition, compliance costs associated with meeting Health Canada requirements, as well as other public company related expenses including related professional fees were included.

Acquisition-related expenses for the three-month period ended March 31, 2017 and 2016 were $5.4 million and $nil, respectively. Acquisition-related expenses in the three month period ended March 31, 2017 included $4.6 million related to the acquisition of Mettrum. The Acquisition-related expenses in the fourth quarter of fiscal 2017 increased due to the significance of the Mettrum acquisition and due diligence on potential acquisitions completed during the period and resulting increased level of legal, accounting and strategic business consulting services required to evaluate and complete the transactions.

Acquisition-related expenses for the year ended March 31, 2017 and 2016 were $7.4 million and $1.2 million respectively. Acquisition-related expenses in fiscal 2017 included $5.2 million related to the acquisition of Mettrum, $0.6 million related to M&A advisory services and $0.4 million related to the acquisition of MedCann GmbH Pharma and Nutraceuticals (since renamed Spektrum Cannabis GmbH). Acquisition-related expenses incurred in fiscal 2016 included $1.1 million related to the acquisition of Bedrocan Canada. The higher acquisition-related expenses in fiscal 2017 were due to higher number of acquisitions completed during fiscal 2017 and higher legal, accounting and strategic business consulting services required to complete the transactions. The Company may acquire additional strategic assets in the future as it pursues its business strategy. As such, the Company may incur related acquisition expenses, including legal, accounting and strategic business consulting service related fees, in the future.

Fourth Quarter and Fiscal Year 2017 Adjusted EBITDA

The Company’s “Adjusted EBITDA“2 is a Non-GAAP metric used by management which is Income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the stock based compensation expense, depreciation, and the non-cash effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs. Management believes Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition activities.

Adjusted EBITDA in the fourth quarter fiscal 2017 amounted to a loss of $5.3 million compared to an Adjusted EBITDA loss of $4.4 million in the same period last year. In the year ended March 31, 2017, the Company’s Adjusted EBITDA amounted to a loss of $17.0 million compared to an Adjusted EBITDA loss of $14.1 million in the twelve-months ended March 31, 2016.

Fourth Quarter and Fiscal Year 2017 Earnings Review

Net loss in the fourth quarter fiscal 2017 was $21.1 million or $0.14 per basic and diluted share compared to a net loss of $5.1 million or $0.05 per basic and diluted share in the comparative period last year, inclusive of the IFRS accounting for biological assets. In the fiscal year ended March 31, 2017, the Company recorded net loss of $16.7 million or $0.14 per basic and diluted share, compared to net loss of $3.5 million or $0.05 per basic and diluted share in the comparative period last year. Reported net loss was inclusive of the IFRS accounting for biological assets.

Fiscal Year 2017 Balance Sheet Review

At March 31, 2017, the Company’s cash and cash equivalents totaled $101.8 million, representing an increase of $86.4 million from March 31, 2016, principally due to cash received from the bought deal financings that closed on, April 15, 2016, August 24, 2016 and December 22, 2016, a private placement that closed on March 22, 2017, and options exercised, combined totaling $129.3 million, net of share issue costs, which also includes $1.0 million of share issue costs associated with the Mettrum acquisition. The increase also included $3.5 million in mortgage proceeds received in the second quarter and $12.3 million in net cash acquired at closing of the Mettrum acquisition, offset by capital expansion totaling $29.4 million and to fund the cash applied to operating activities of $27.1 million.

Inventory at March 31, 2017 amounted to $46.0 million (March 31, 2016 - $22.2 million) and biological assets amounted to $13.6 million (March 31, 2016 - $5.3 million), together totaling $59.6 million (March 31, 2016 - $27.5 million). At March 31, 2017, the Company held 8,360 kilograms of dry cannabis and 3,049 L of cannabis oils. Included in the dry cannabis quantities was 377 kilograms available for sale in the Company’s online stores, 3,173 kilograms in process of finishing or awaiting approval for sale and 4,810 kilograms held for extraction. Dry cannabis inventory held for extraction is expected to be rapidly converted to oils and capsules when the new AES industrial capacity extraction equipment is fully commissioned and now that capsules have been approved for sale by Health Canada.

The audited Consolidated Financial Statements and Management’s Discussion and Analysis documents for the three and twelve months ended March 31, 2017 have been filed with SEDAR and are available on www.sedar.com. The basis of financial reporting in the Audited Consolidated Financial Statements and Management’s Discussion and Analysis documents is in thousands of Canadian dollars, unless otherwise indicated.

Note 1: The Adjusted Product Contribution is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Adjusted Product Contribution is reconciled and explained in Management’s Discussion & Analysis under “Adjusted Product Contribution (Non-GAAP Measure)”, a copy of which has been filed today on www.sedar.com.

Note 2: The Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Adjusted EBITDA is reconciled and explained in Management’s Discussion & Analysis under “Adjusted EBITDA (Non-GAAP Measure)”, a copy of which has been filed today on www.sedar.com.

Webcast and Conference Call Information

Canopy Growth will host a conference call and audio webcast with Bruce Linton, CEO and Tim Saunders, CFO at 8:30 AM Eastern Time today.

Webcast Information

A live audio webcast will be available at:

http://event.on24.com/r.htm?e=1429857&s=1&k=C6562574595771C03BC10CF011775CCA

Calling Information

Toll Free Dial-In Number: 1-888-231-8191

International Dial-In Number (647) 427-7450

Conference ID: 24922372

Replay Information

A replay of the call will be accessible by telephone until 11:59 PM ET on July 27, 2017.

Toll Free Dial-in Number: 1-855-859-2056

Replay Password: 24922372

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation. Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

CANOPY GROWTH CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in CDN $000’s)	March 31, 2017	March 31, 2016
Assets
Current assets
Cash and cash equivalents	$101,800	$15,397
Restricted short-term investments	550	—
Amounts receivable	5,815	1,486
Biological assets	13,643	5,321
Inventory	45,981	22,153
Prepaid expenses and other assets	3,735	489

	171,524	44,846
Assets classified as held for sale	6,180	—

	177,704	44,846
Property, plant and equipment	96,270	44,984
Intangible assets	162,263	31,861
Goodwill	241,371	20,866
Other assets	—	804

	$677,608	$143,361

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15,386	$6,107
Deferred revenue	588	533
Current portion of long-term debt	1,691	553

	17,665	7,193
Acquisition consideration related liabilities	—	1,258
Long-term debt	8,639	3,469
Deferred tax liability	35,798	7,413
Other long-term liabilities	766	243

	62,868	19,576

Commitments and contingencies
Shareholders’ equity
Share capital	621,541	131,080
Share-based reserve	23,415	5,804
Warrants	—	676
Accumulated other comprehensive loss	198	—
Deficit	(30,382)	(13,775)

Equity attributable to Canopy Growth Corporation	614,772	123,785

Non-controlling interest	(32)	—

Total equity	614,740	123,785

	$677,608	$143,361

CANOPY GROWTH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS AND YEARS ENDED MARCH 31, 2017 AND 2016

	Three months ended		Year ended
(Expressed in CDN $000’s except share amounts)	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Revenue	$14,661	$5,042	$39,895	$12,699

Unrealized gain on changes in fair value of biological assets	(19,160)	(12,037)	(60,061)	(38,805)
Inventory expensed to cost of sales	14,966	4,842	39,577	12,796
Other cost of sales	17,438	9,549	22,747	19,722
Cost of sales (recovery to cost of sales), net of the unrealized gain on changes in fair value of biological assets	13,244	2,354	2,263	(6,287)

Gross margin	1,417	2,688	37,632	18,986

Sales and marketing	4,110	2,401	12,960	5,653

Research and development	(535)	281	810	721
General and administration	5,934	2,558	16,858	8,177
Acquisition-related costs	5,394	—	7,369	1,155
Share of loss in equity investments	—	276	50	276
Share-based compensation expense	4,701	1,003	8,046	3,497
Share-based compensation expense related to acquisition milestones	690	—	690	—
Share-based compensation expense related to Tweed Farms acquisition	—	387	—	—
Depreciation and amortization	3,121	781	6,064	2,256

	23,415	7,687	52,847	21,735

Loss from operations	(21,998)	(4,999)	(15,215)	(2,749)

Interest expense, net	204	(29)	(66)	(140)
Other expense, net	(585)	—	(585)	—
(Increase)/decrease in fair value of acquisition consideration related liabilities	—	260	(1,193)	(481)

	(381)	231	(1,844)	(621)

Net loss before income taxes	(22,379)	(4,768)	(17,059)	(3,370)

Income tax recovery (expense)	1,264	(354)	401	(126)

Net loss after income taxes	$(21,115)	$(5,122)	$(16,658)	$(3,496)

Net loss attributable to:
Canopy Growth Corporation	$(21,080)	$(5,122)	$(16,607)	$(3,496)
Non-controlling interest	(35)	—	(51)	—

	$(21,115)	$(5,122)	$(16,658)	$(3,496)

Earnings per share, basic and diluted
Net loss per share:	$(0.14)	$(0.05)	$(0.14)	$(0.05)
Weighted average number of outstanding common shares:	147,060,478	98,529,186	118,989,713	77,023,935

CANOPY GROWTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS AND YEARS ENDED MARCH 31, 2017 AND 2016

	Three months ended		Year ended
(Expressed in CDN $000’s)	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Net inflow (outflow) of cash related to the following activities:
Operating
Net loss after income taxes	$(21,115)	$(5,122)	$(16,658)	$(3,496)
Items not affecting cash:
Depreciation of property, plant and equipment	1,425	745	4,146	2,079
Amortization of intangible assets	1,696	36	1,918	177
Share of loss in equity investments	—	276	50	276
Unrealized gain on change in fair value of biological assets	(19,160)	(12,037)	(60,061)	(38,805)
Net changes in inventory and biological assets	22,154	10,007	34,761	20,063
Contingent consideration provision	(527)	—	—	—
Share-based compensation	5,696	1,571	10,043	3,678
Non-cash acquisition costs	1,333	—	1,333	—
Issuance of shares per LBC agreement	—	350	—	350
Loss on disposal of property, plant and equipment	443	—	661	—
Income tax (recovery) expense	(1,264)	356	(401)	126
Increase/(decrease) in fair value of acquisition consideration related liabilities	—	(260)	1,193	481
Changes in non-cash operating working capital items	(6,386)	2,817	(4,078)	1,544

Net cash used in operating activities	(15,705)	(1,262)	(27,093)	(13,527)

Investing
Purchases of property, plant and equipment and assets in process	(12,691)	(3,144)	(29,391)	(12,196)
Purchases of intangible assets and intangibles in process	(141)		(141)
Net cash inflow on acquisition of subsidiaries	11,976	—	11,193	1,054
Proceeds on disposals of property and equipment	—	—	37	—
(Purchases) proceeds of restricted investment	(300)	50	(300)	(236)

Net cash used in investing activities	(1,156)	(3,094)	(18,602)	(11,378)

Financing
Proceeds from issuance of common shares	24,250	—	130,276	14,376
Proceeds from exercise of stock options	3,504	77	6,961	319
Proceeds from exercise of warrants	—	285	126	7,703
Payment of share issue costs	(1,246)	(375)	(8,066)	(1,642)
Issuance of long-term debt	—	47	3,500	—
Increase in capital lease obligations	—	—	260	—
Repayment of long-term debt	(351)	—	(959)	(1,900)

Net cash provided by financing activities	26,157	34	132,098	18,856

Net cash inflow (outflow)	9,296	(4,322)	86,403	(6,049)
Cash and cash equivalents, beginning of year	92,504	19,719	15,397	21,446

Cash and cash equivalents, end of year	$101,800	$15,397	$101,800	$15,397

CANOPY GROWTH CORPORATION

Unaudited Non-GAAP Measure	Three Months Ended		Year Ended
(In CDN $000’s, except gram amounts)	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Adjusted Product Contribution[1]
Weighed average cost per gram	$2.90	$2.69	$2.86	$2.69
Grams sold in the period	1,740,463	700,395	5,139,266	1,696,440
Revenue	$14,661	$5,042	$39,895	$12,699
Adjusted cost of sales	(5,049)	(1,884)	(14,701)	(4,563)
Adjusted Product Contribution	$9,612	$3,158	$25,194	$8,136
Adjusted Product Contribution percentage of revenue	66%	63%	63%	64%
As compared to the Gross Margin per IFRS:
Gross margin	$1,417	$2,688	$37,632	$18,986
Gross margin percentage of revenue	10%	53%	94%	150%

Notes:

1	- The Adjusted Product Contribution removes the fair value measurements required under IFRS and recognizes the cost of sales based on the weighted average cost per gram to produce and applied to the grams sold in the period.

CANOPY GROWTH CORPORATION

Unaudited Non-GAAP Measure	Three Months Ended		Year Ended
(In CDN $000’s)	March 31, 2017	March 31, 2016	March 31, 2017	March 31, 2016
Unaudited Adjusted EBITDA[2] Reconciliation
Loss from operations - as reported	$(21,998)	$(4,999)	$(15,215)	$(2,749)

Share-based compensation expense	5,696	1,571	10,043	3,678
Acquisition Costs	5,394	—	7,369	1,155
Contingent consideration provision	(527)	—	—	—
Share of loss in equity investments	—	276	50	276
Depreciation and amortization	3,121	781	6,064	2,256

	13,684	2,628	23,526	7,365
IFRS non-cash accounting related to biological assets and inventory
Unrealized gain on changes in fair value of biological assets	(19,160)	(12,037)	(60,061)	(38,805)
Net changes in biological assets and inventory	22,154	10,007	34,761	20,063

	2,994	(2,030)	(25,300)	(18,742)
Adjusted EBITDA	$(5,320)	$(4,401)	$(16,989)	$(14,126)

2	- Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2017/27/c7535.html

%SEDAR: 00029461E

For further information: Tyler Burns, Investor Relations, Canopy Growth Corporation, Tyler.burns@canopygrowth.com, 1-855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 06:30e 27-JUN-17